SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-13007

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Carver Federal Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Carver Bancorp, Inc.
75 W. 125th Street
New York, New York 10027-4512

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Table of Contents

Page

Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

P&G Associates

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants in the
Carver Federal Savings Bank
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Carver Federal Savings Bank 401(k) Savings Plan (the Plan), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

/s/ P&G Associates

P&G Associates
June 1, 2012

646 Highway 18, East Brunswick, NJ 08816
(732) 651-1700 . (732) 651-1195 FAX

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

As of December 31, 2011

Assets	2011	2010
Investments
Mutual Funds	$1,478,220	$1,749,687
Common Collective Trust	729,999	697,174
Self directed brokerage accounts:
Money Market Fund	67,113	86,862
Common Stocks	34,577	12,072
Bonds/Preferred Stock	12,935	12,397
Mutual Funds	114,338	124,773
Other	29,425	26,975
Cash	73	38
Total self directed brokerage	258,461	263,117
Common Stock - Carver Bancorp	2,220	6,822
Total investments	2,468,900	2,716,800

Other Assets
Participant loans	60,721	100,587
Cash	519	493
Other (Contributions Receivable, Accrued Income, etc.)	23,266	18,168
Total Other Assets	84,506	119,248

Total Assets	2,553,406	2,836,048

Liabilities
Unclaimed Checks	44,430	43,962
Total Liabilities	44,430	43,962

Net assets available for plan benefits at fair value	2,508,976	2,792,086
Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2(b))	-0-	-0-
Net assets available for plan benefits	$2,508,976	$2,792,086

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2011

Additions to net assets attributed to:

Investment income
Net appreciation (depreciation) in fair value of investments	$(110,113)
Interest and Dividends	43,723
Transfer of assets into plan	98,028
Net investment gain (loss)	31,638

Contributions
Employer contributions	-0-
Participant contributions	269,116
Rollover contributions	26,909
Total contributions	296,025
Interest on Participant Loans	3,488

Total additions (subtractions)	331,151

Deductions from net assets attributed to:
Benefits paid to participants	609,775
Other Deductions	1,913
Administrative expenses	2,573
Total deductions	614,261

Net increase (decrease) in assets available for plan benefits	(283,110)

Net assets available for plan benefits:
Beginning of year	2,792,086

End of Year	$2,508,976

See accompanying notes to financial statements

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011

1.	Description of the Plan

The following description of the Carver Federal Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the plan and provisions.

(a)	General

The Plan is a non-standardized prototype defined contribution 401(k) Plan. Carver Federal Savings Bank (the “Company” or the “Employer”) established the Plan effective October 1, 1989, and last amended the Plan on November 15, 2010.  The Plan is administered by a Plan Administrator, who controls and manages the operations of the Plan. The Plan Administrator is Carver Federal Savings Bank, and the Plan’s operations are overseen by an Employee Benefits Committee named by the Company whose members are also employees or officers of the Company. The Plan’s Trustee is Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Eligibility

All employees of the Company are eligible to participate in the Plan, except employees who have less than three months of service, employees who are members of a union that bargained separately for retirement benefits during negotiations, non-resident aliens who received no earned income from sources within the United States, employees of an affiliate that has not adopted the Plan, leased employees, any employee classified by the Company as a temporary employee, and expatriates assigned to the Employer of a participating affiliate on a non-permanent basis. If the employee is not excluded from participation due to the above eligibility requirements, he or she will become eligible to participate in the Plan and receive Company matching contributions upon attaining age 21 and completing three months of service. Eligible employees may enter the plan on the first day of the calendar month next following their meeting eligibility requirements.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

(c)	Contributions

Every year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company may make a matching contribution up to the first 4% of total compensation that a participant contributes as pre-tax contributions to the Plan. During 2011, the Company did not make such matching contributions. In addition, the Company may make a profit sharing discretionary contribution allocated as a percentage of participant’s compensation. The Plan was amended to cease making such matching contributions, effective January 1, 2011.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution, and (b) Plan earnings, and is charged with withdrawals, administrative expenses and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Investments

Participants direct the investment of their contributions and Company matching contributions, among mutual fund and other investment options as offered by the Plan.  In 2011, the Bank transferred funds from the Merrill Lynch Retirement Preservation Trust Fund to the Invesco Stable Value Ret CL 5 Fund.

(f)	Vesting

Participants are immediately 100% vested in their contributions, including “rollovers”, and the Company’s matching contribution, plus actual earnings thereon. Participants are vested in the Company’s profit sharing contributions, plus actual earnings thereon evenly over a five year vesting period (20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years).

The amounts of $9,616 and $4,022 forfeited non-vested account balances were used to reduce employer contributions during each of the years ended December 31, 2011 and 2010, respectively. There were $11 and $9,627 of forfeited non-vested balances as of December 31, 2011 and 2010, respectively.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

(g)	Participant Loans

Participants may borrow from their fund accounts. Such participant loans must be a minimum of $1,000 and may increase up to a maximum of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

(h)	Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ balances and the amounts reported in the statement of net assets available for plan benefits.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

(d)	Asset Valuation and Income Recognition

The Plan’s investments are stated at fair value. Assets were held at Bank of America, N.A. at December 31, 2011. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are valued at fair value as determined by a national exchange.

Participant loans are valued at outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

3.	Administrative Expenses

Non-investment costs, administrative expenses, and audit expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

4.	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

5.	Investments

The Plan held the following investments:

	December 31,
	2011	2010
Mutual Funds	$1,478,220	$1,749,687
Common Collective Trusts	729,999	697,174
Self Directed Brokerage Accounts	258,461	263,117
Common Stocks	2,220	6,822

Total	$2,468,900	$2,716,800

During 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by ($110,113) as follows:

Mutual Funds	$(103,893)
Common Stock	(6,220)

Net Appreciation (Depreciation)	$(110,113)

In accordance with TOPIC 820, the Plan classifies its investments into Level 1, Level 2 and Level 3 as defined below:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

Investments Held as of December 31, 2011	TOTAL	Level 1	Level 2
Common stock	$2,220	$2,220	$—
Mutual funds	1,478,220	1,478,220	—
Common/collective trust	729,999	—	729,999
Self –directed brokerage assets	258,461	258,461	—

Total	$2,468,900	$1,738,901	$729,999

Investments Held as of December 31, 2010	TOTAL	Level 1	Level 2
Common stock	$6,822	$6,822	$—
Mutual funds	1,749,687	1,749,687	—
Common/collective trust	697,174	—	697,174
Self –directed brokerage assets	263,117	263,117	—

Total	$2,716,800	$2,019,626	$697,174

There were no Investments classified as Level 3 in either 2010 or 2011, hence, there were no losses for these periods included in changes in net assets available for benefits attributable to the changes in unrealized gains or losses relating to assets still held at the reporting date for level 3 assets.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

The following presents investments at December 31, 2011, and 2010 that represent 5% or more of the Plan’s net assets:

Fund Name	2011
Invesco Stable Value Ret CL 5	$729,999
Self-directed Brokerage Account	258,461
Delaware High Yield OPP CL R	219,955
Blackrock US Govt Bond CL R	193,893
Eaton Vance LRG CAP VAL R	175,324
American Growth Fund of Amer	169,921
Blackrock EQ Dividend R	127,373

Fund Name	2010
ML Retirement Preservation Trust	$697,174
Self-directed Brokerage Accounts	263,117
Eaton Vance LRG CAP VAL R	280,790
Blackrock US Govt Bond CL R	158,029
American Growth Fund of Amer	209,968
Blackrock EQ Dividend R	149,798
Delaware High Yield OPP CL R	150,276

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011

(Continued)

6.	Related-Party Transactions

The Plan’s investments include shares in a common collective trust and mutual funds managed by Bank of America and its affiliates, including Merrill Lynch. Bank of America also holds the assets of the Plan and also performs certain administrative functions. Therefore, transactions involving Bank of America, Merrill Lynch and/or their affiliates or with funds managed by them qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain officers and employees of the Sponsor (Carver Federal Savings Bank) of the Plan, who may also be participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan.  The Sponsor pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

7.	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their account and shall be distributed to participants and beneficiaries based on their individual accounts in the Plan as of the termination date.

8.	Income Tax Status

The Plan adopted a prototype non-standardized 401(k) Plan.  The Internal Revenue Service has determined and informed the Sponsor through a letter dated March 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Year ended December 31, 2011
(Continued)

9.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of the net assets available for Plan benefits as of December 31, 2011 to the form 5500:

Net assets available for benefits per the Financial Statements	$2,508,976
Plus:
Liability for unclaimed checks not reported on Form 5500	44,430
Employer Contribution Receivable from forfeitures	-0-

Net assets available for plan benefits per Form 5500	$2,553,406

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
Schedule H Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2011

	Identity of Issue, Borrower or Similar Party	Description of Investment	Number of shares or Units		Current Value
	Invesco Stable Value Ret CL 5	Common Collective Trust	729,999.2	$729,999
	Oppenheimer Global Opport N	Mutual Fund	3,028.9	79,175
	Oppenheimer Main Strt SML CP FD CL N	Mutual Fund	731.1	14,066
	Blackrock EQ Dividend R	Mutual Fund	6,983.2	127,373
	Goldman Sachs MID CAP VAL SER	Mutual Fund	2,809.5	92,768
	American Capital INCM BLD R2	Mutual Fund	2,471.8	121,684
	American Growth Fund of Amer	Mutual Fund	6,051.3	169,921
	Victory Special Value FD CL R	Mutual Fund	6,267.9	88,628
	Delaware High Yield OPP CL R	Mutual Fund	56,254.6	219,955
	Eaton Vance LRG CAP VAL R	Mutual Fund	10,252.8	175,323
	Alliance Bernstein INT VAL R	Mutual Fund	2,715.0	28,101
	Alliance Bernstein BAL SHR R	Mutual Fund	3,976.3	61,275
	Alliance Bernstein 2015 RETIRMN	Mutual Fund	2,551.4	24,519
	Janus Overseas GD CL R	Mutual Fund	2,240.6	69,637
	Alliance Bernstein 2025 RET STR	Mutual Fund	181.2	1,701
	Alliance Bernstein 2045 RET STR	Mutual Fund	1,130.9	10,201
	Blackrock US Govt Bond CL R	Mutual Fund	17,969.7	193,893
*	Self-directed Brokerage Account	Self-directed Account	258,461	258,461
*	Carver Bancorp Common	Common Stock	2,220	2,220

*	Participant Loans	18 Loans with maturities up to 5 years and interest rates from 4.25% to 8.5%	60,721	60,721

	Cash			519
	Accrued Contributions Receivable			23,266

	TOTAL			$2,553,405

	* Parties-in-interest as defined by ERISA

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Date: May 21, 2012	By:	/s/ Lucia Cameron
Lucia Cameron
Senior Vice President and
Chief HR Officer
Carver Federal Savings Bank

P&G Associates

Consent of Independent Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (No. 333-152698 on Form S-8) pertaining to the Carver Federal Saving Bank 401(k) Savings Plan (the “Plan”) of our report dated June 1, 2012, with respect to the financial statements of the Plan included in the Annual Report on Form 11-K for the fiscal year ended December 31, 2011 relating to the Plan, filed with the Securities and Exchange Commission.

Very truly yours,

/s/ P&G Associates

P&G Associates

June 15, 2012

646 Highway 18 East Brunswick, NJ 08816   877.651.1700   www.pandgassociates.com